Delisting Determination,The Nasdaq Stock Market, LLC,
January 4, 2008, Harvey Electronics, Inc. The Nasdaq Stock
Market, LLC (the Exchange) has determined to remove from listing the common stock of Harvey Electroncis, Inc.
(the Company), effective at the opening of business on January 14, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace
Rules: 4310(c)(02) and 4350(e). The Company was notified of Staffs determinations on September 24, 2007 and October 30,2007.
The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(02).The Company was notified of the Panels decision on November 13, 2007 and trading in the Companys securities was suspended on November 15, 2007.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The
Panels Determination to delist the Company became final on December 28, 2007.